Talon 1 Acquisition Corp.

2333 Ponce de Leon Blvd., Suite 630

Coral Gables, FL 33134

November 2, 2021

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Ms. Stacie Gorman

Ms. Brigitte Lippmann

Re:	Talon 1 Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed October 18, 2021
File No. 333-260305

Dear Ms. Gorman and Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talon 1 Acquisition Corp. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on November 3, 2021, or as soon as thereafter practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please contact Christopher Bellini of Cozen O’Connor P.C., counsel to the Company, at 612-260-9029 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Edward J. Wegel
Edward J. Wegel
Chief Executive Officer

cc:	Cozen O’Connor P.C.
Milbank LLP